Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2026, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	our ability to raise capital through the issuance of securities;

●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our dependence on enrollment of patients in our clinical trials to continue development of our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to license and commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our dependence on collaboration agreements with third parties to market and sell our product candidates;

●	our potential to receive future payments under our Agreement (as defined below) with Azurity (as defined below);

●	our ability to prioritize development of certain product candidates over other potential candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on February 25, 2026, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating losses for the six months ended June 30, 2025 and 2026 were $16,982 thousand and $15,609 thousand, respectively. As of June 30, 2026, we had an accumulated deficit of $317,077 thousand. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100;

●	seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

Results of Operations

Comparison of the Six months Ended June 30, 2025 and 2026

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2026:

	Six months Ended June 30,
	2025	2026
	(in thousands)
Research and development	$12,332	$11,881
Marketing and business development	989	873
General and administrative	3,661	2,855
Operating loss	16,982	15,609
Loss on extinguishment of debt	512	-
Financial expenses (income), net	687	(38)
Loss before income tax	$18,181	$15,571
Income tax expense	64	6
Net loss	$18,245	$15,577

Research and Development

Research and development decreased by $0.5 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was primarily related to a decrease of $4.4 million in costs related to the completed SHIELD II phase 3 trial and a decrease of $0.4 million in non-cash share-based compensation, offset by an increase of $2.7 million in costs related to New Drug Application, or NDA, submission and preparation for the FDA pre-launch audit and an increase of $1.6 million in personnel costs.

Marketing and business development

Marketing and business development decreased by $0.1 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was primarily related to a decrease of $0.3 million in personnel costs and non-cash share-based compensation, offset by an increase of $0.2 million in business development and marketing activities.

General and Administrative

General and administrative decreased by $0.8 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was primarily related to a decrease in non-cash share-based compensation.

Loss on extinguishment of debt

Loss on extinguishment of debt decreased by $0.5 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was related to the January 2025 amendment to the Company’s loan with Kreos Capital VI (Expert Fund) LP, or Kreos.

Financial Expenses, Net

Financial expense (income), net decreased by $0.7 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was primarily related to a decrease in interest expenses related to the loan with Kreos due to the repayment of the loan.

Net loss

Net loss decreased by $2.7 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This decrease was primarily related to the decrease in research and development of $0.5 million, a decrease in general and administrative of $0.8 million, a decrease of $0.1 in marketing and business development costs, a decrease of $0.5 million in loss on extinguishment of debt, and a decrease in financial expense (income), net of $0.7 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 67% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.1% and 2.2%, respectively, during the six months ended June 30, 2026.

In particular, a strengthening of the NIS against the U.S. dollar would increase the U.S. dollar value of our NIS-denominated operating expenses, including payroll and other local operating costs, and could adversely affect our gross margin and operating results. During periods in which the NIS appreciates relative to the U.S. dollar, our expenses may increase in U.S. dollar terms even if the underlying NIS-denominated costs remain unchanged. Conversely, a weakening of the NIS relative to the U.S. dollar would reduce the U.S. dollar value of such expenses.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

At present, our investments consist primarily of cash and cash equivalents and short-term deposits. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2026, but we continue to monitor these closely.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations.

On April 5, 2022, we entered into a loan agreement, or the Loan Agreement, for up to $15 million with Kreos. The Loan Agreement was comprised of three tranches in the amount of $10 million, $2.5 million and $2.5 million, respectively. Drawdown of the first tranche was available upon the execution of the Loan Agreement. The second tranche of $2.5 million was available after we met the second tranche milestone in May 2022. The third and final tranche of $2.5 million was not drawn since the third tranche milestone had not been met.

The first tranche in the amount of $10 million was drawn on April 26, 2022. The issuance costs due to the Loan Agreement amounted to $0.2 million and the second tranche in the amount of $2.5 million was drawn on July 19, 2022.

The Loan Agreement provided for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, the Loan Agreement provided for repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially had interest at a rate of 9.25%. The loan was prepayable in full, at any time at our option. The loan was secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Loan Agreement. Pursuant to this amendment, 70% of the remaining principal and interest repayments was to be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan had interest at a rate of 10.00%, and a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos had the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism was to be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid was $1.5 million but would not exceed $3 million.

As part of the Loan Agreement, we issued to Kreos a 7-year warrant to purchase 6,491 of our Ordinary Shares with an exercise price of $154.05 per share. Pursuant to the March 2023 amendment, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share. The expiration date for each warrant issued is seven years from the issuance date.

On August 1, 2024, we entered into a second amendment to the Loan Agreement. Pursuant to this second amendment, 60% of the remaining principal and interest repayments under the Loan Agreement was to be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan bore interest at a rate of 12.00%. We paid Kreos an additional $125,000 as a restructuring fee. The claw back to be paid was not to exceed $4.5 million, out of which $4.0 million was already paid. As part of the second amendment, we issued to Kreos a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $3.61 per share. Following the execution of the second amendment, Kreos holds warrants to purchase a total of 46,491 Ordinary Shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued is seven years from the respective issuance date. On January 6, 2025, we entered into a third amendment to the Loan Agreement. Pursuant to this third amendment, 60% of the principal and interest repayments which are originally scheduled to be paid until the end of June 2025, were delayed and paid in July 2025. We paid a restructuring fee to Kreos of $160,000 and the end of loan payment was increased from 5% to 7%. The outstanding loan balance was fully repaid in May 2026.

In January 2024, we entered into a definitive securities purchase agreement for a private placement financing, pursuant to which we sold 3,143,693 Ordinary Shares at a purchase price of $4.81 per share, 227,619 pre-funded warrants at a purchase price of $4.81 per warrant with an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share, or the January 2024 Warrants. The pre-funded warrants do not expire and the warrants would expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the positive recommendation by the Data Safety Monitoring Board, or the DSMB, regarding our unblinded interim analysis in our SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in gross proceeds of $16.2 million. We used the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial, working capital and general corporate purposes. On May 20, 2025, the 227,619 pre-funded warrants were exercised to 227,619 Ordinary Shares. On June 16, 2025, 2,190,121 January 2024 Warrants were exercised as part of the Inducement Letter, as defined below, and during January 2026 the remaining 1,181,191 January 2024 Warrants expired.

In August 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 2,006,226 of our Ordinary Shares, at a purchase price of $3.61 per share, 229,231 pre-funded warrants with an exercise price of $0.0001 per share at a purchase price of $3.61 per warrant and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share, or the August 2024 Warrants. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the recommendation by the DSMB regarding our unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The offering resulted in gross proceeds of $8.1 million. We used the net proceeds from the sale of the securities for our working capital and general corporate purposes. In June 2025, the 229,231 pre-funded warrants were exercised to 229,230 Ordinary Shares. Between January to June 2026 1,204,983 August 2024 Warrants were exercised to 1,204,983 Ordinary Shares for a total amount of $4.4 million. During July 2026, 398,961 August 2024 Warrants were exercised to 398,961 Ordinary Shares for a total amount of $1.4 million. During August 2026, the remaining 72,714 August 2024 Warrants expired.

In November 2024, we entered into a Sales Agreement, or the New Sales Agreement, with Oppenheimer & Co. Inc., or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $8,250,000 of our Ordinary Shares. Effective November 26, 2025, we filed a prospectus supplement to increase the maximum aggregate offering price under the New Sales Agreement from $8,250,000 to $15,000,000. During the six months ended June 30, 2026, we sold 796,581 Ordinary Shares under the New Sales Agreement for a total amount of $3.7 million , net of issuance costs.

In December 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 3,386,962 of our Ordinary Shares, at a purchase price of $3.22 per share, 1,106,868 pre-funded warrants with an exercise price of $0.0001 per share at a purchase price of $3.22 per share and warrants to purchase up to 6,740,745 Ordinary Shares at an exercise price of $4.00 per share, or the December 2024 Warrants. The pre-funded warrants do not expire and the December 2024 Warrants would expire upon the earlier of nine months from the date of issuance and 10 trading days following our announcement of the top-line results in our SHIELD II Phase 3 trial of D-PLEX100. The offering resulted in gross proceeds of $14.5 million. On June 16, 2025, 5,436,393 December 2024 Warrants were exercised as part of the Inducement Letter, as defined below, and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 December 2024 Warrants expired. On June 9, 2025 and September 4, 2025, 513,517 and 593,351 pre-funded warrants were exercised to 513,501 and 593,351 Ordinary Shares, respectively.

On June 16, 2025, we entered into an inducement offer letter agreement, or the Inducement Letter, with certain holders, each, a Holder. These Holders held (i) 2,190,121 January 2024 Warrants, and (ii) 5,436,393 December 2024 Warrants, together, the Existing Warrants.

Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary Shares, at a reduced exercise price of $3.50 per Ordinary Share, in consideration of our agreement to issue new warrants, or the New Warrants, to purchase up to 7,626,514 Ordinary Shares at an exercise price of $4.50 per Ordinary Share. We received aggregate gross proceeds of approximately $26.7 million from the exercise of the Existing Warrants by the Holders. We used and expect to continue to use the net proceeds from these transactions for an NDA submission with respect to D-PLEX100, launch preparations, working capital and general corporate purposes. On December 2025, 725,000 shares held in abeyance were issued to 725,000 Ordinary Shares. Of the 7,626,514 Ordinary Shares underlying the Existing Warrants, 2,828,319 shares issuable to certain holders were held in abeyance as of August 12, 2026, due to beneficial ownership restrictions in the Existing Warrants.

During January 2026, 103,950 warrants from the New Warrants were exercised to 103,950 Ordinary Shares for a total amount of $467,775.

On March 6, 2026, 232,920 warrants from the New Warrants were canceled due to non-compliance with one of the terms of the Inducement Letter.

In July 2026, we entered into a license and supply agreement, or the Agreement, with Azurity Pharmaceuticals Ireland Ltd., or Azurity, pursuant to which we granted the exclusive right to Azurity to commercialize D-PLEX100, or the Product, in the United States of America and Canada, or the Territory. The term of the Agreement expires 20 years after the effective date of the Agreement. The Agreement is also terminable by either party under certain limited circumstances. Under the terms of the Agreement, we received an upfront payment of $15 million due upon the execution of the Agreement and achieved the near-term milestone of FDA acceptance of the Product NDA (which happened in July 2026) required for an additional payment of $15 million. We are eligible to receive over $290 million in additional regulatory, development and sales-based milestone payments. Upon commercialization, we will manufacture and supply the Product to Azurity for a transfer price and will be entitled to tiered royalties ranging from mid-teen to mid-twenties percentages.

As of June 30, 2026, we had $6.6 million in cash and cash equivalents.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Six Months Ended June 30,
	2025	2026
	(in thousands)
Net cash used in operating activities	$(12,711)	$(13,835)
Net cash provided by (used in) investing activities	(12,016)	6,292
Net cash provided by financing activities	26,548	7,542
Exchange rate differences on cash and cash equivalent balances	-	162
Net increase in cash, cash equivalents and restricted cash	$1,821	$161

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of pre-funded warrants and share-based compensation.

Net cash used in operating activities was $13,835 thousand for the six months ended June 30, 2026, as compared to $12,711 thousand for the six months ended June 30, 2025. This increase was primarily related to the activities towards NDA submission and preparation for the FDA pre-launch audit.

Investing Activities

Net cash provided by investing activities was $6,292 thousand for the six months ended June 30, 2026, as compared to net cash used in investing activities of $12,016 thousand for the six months ended June 30, 2025. This change in net cash used in investing activities primarily related to a change in short-term deposits, net.

Financing Activities

Net cash provided by financing activities was $7,542 thousand for the six months ended June 30, 2026, as compared to $26,548 thousand for the six months ended June 30, 2025. The decrease in net cash provided by financing activities is primarily related to lower net proceeds from the Inducement Letter transactions as compared to proceeds received in the 2025 period from issuances of Ordinary Shares and exercises of warrants, offset by lower amounts related to repayments of the loan provided by Kreos.

Current Outlook

To date, we have not generated any revenues from commercial sale of our product candidates. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to seek marketing approval and conduct future clinical trials for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents, including $15 million that we expect to receive from Azurity in September 2026 related to the achievement of the near-term milestone of FDA acceptance of the Product NDA (which happened in July 2026), will enable us to fund our operating expenses and capital expenditure requirements for at least twelve months. We anticipate that we will need to raise additional capital, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $5.4 million as of June 30, 2026. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, including pursuant to the New Sales Agreement, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Trend Information

To date, we have not generated any revenue from product sales. From inception through June 30, 2026, we incurred $210.1 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. In addition to our accounting estimate used in line of credit discussed below, for a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.